December 9, 2019

Tara Harkins
Kevin Kuhar
Jeffrey Gabor
Christine Westbrook
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re: Burning Rock Biotech Limited
    Response to the Staff's Comments on the Draft Registration Statement on Form F-1 Confidentially
    Submitted on November 4, 2019 CIK No. 0001792267

Dear Ms. Harkins, Mr. Kuhar, Mr. Gabor and Ms. Westbrook:

               On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the "Company"), we submit to the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated December 4, 2019 regarding the Company's draft Registration Statement on Form F-1 confidentially submitted to the SEC on November 4, 2019 (the "Draft Registration Statement"). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the
"Revised Draft Registration Statement") via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

     To facilitate the Staff's review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.




Securities and Exchange Commission
December 9, 2019
Page 2 of 11

      The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.




***Copyrighted Material Omitted.
               In addition to revising the disclosure in response to the Staff's comments, the Company has also included in the Revised Draft Registration Statement: (i) its audited consolidated financial statements as of and for the nine months ended September 30, 2019, and its unaudited consolidated financial statements as of and for the nine months ended September 30, 2018, and (ii) other information and data to reflect recent developments.

                                                      * * * *

Securities and Exchange Commission
December 9, 2019
Page 3 of 11

Prospectus Summary
Overview, page 1
1. We note your reference to findings by China Insights Consultancy. Please provide us with a copy of the report.
      In response to the Staff's comment, the Company encloses, as Annex A hereto, a copy of the industry report prepared by China Insights Consultancy.


2. The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you present your organization as a "China's number one cancer diagnostics company" and your platform technologies as "unrivaled"
     and "world-class." Please revise to state the basis for your performance claims or revise to state such claims are management's belief. Additionally, please balance your summary presentation by providing equally prominent disclosure about the competitive, regulatory and technical challenges you face.
      The Company has revised the disclosure on pages 1, 4, 73, 109, 111 and 132 of the Revised Draft Registration
      Statement in response to the Staff's comment.


3. We note your statement that your "products are validated by the medical, pharmaceutical and scientific communities..." Please clarify what you mean by "validated" in your disclosure.
      The Company has revised the disclosure on pages 1 and 109 of the Revised Draft Registration Statement in
      response to the Staff's comment.


4. We note that you currently offer 13 NGS-based cancer genotyping tests applicable to a broad range of cancer types. Please revise your disclosure to identify in the Summary the specific cancer types.
      The Company has revised the disclosure on pages 1 and 109 of the Revised Draft Registration Statement in
      response to the Staff's comment.


5. Where you reference your collaborations on clinical trials, please revise your disclosure to indicate you primarily provide central laboratory services and companion diagnostics development services, as discussed on page 119. Please also expand your disclosure in the Business section to include any compensation arrangements with oncology key opinion leaders.
      The Company respectfully advises the Staff that as disclosed on pages 1, 109, and 123 - 125 of the Revised
      Draft Registration Statement, the Company collaborates with oncology key opinion leaders by providing the
      Company's products for use in the clinical trials and research studies initiated by these oncology key opinion leaders. The Company does not have any compensation arrangement with oncology key opinion leaders.

Securities and Exchange Commission
December 9, 2019
Page 4 of 11
       The Company has revised the disclosure on pages 1, 109 and 125 of the Revised Draft Registration Statement
      in response to the Staff's comment.

Our Addressable Markets, page 3
6. Please revise your references here and throughout your registration statement to your "addressable"
     market to remove any implication you have captured or are likely to capture the stated market potential.
      The Company has revised the disclosure on pages 3, 4, 98, 103, 105 and 106 of the Revised Draft Registration
      Statement in response to the Staff's comment.

Implication of Being an Emerging Growth Company, page 5
7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
      In response to the Staff's comment, the Company encloses, as Annex B hereto, a copy of the presentation slide deck that has been presented to potential investors in reliance on
Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to do so on the Company's behalf presents written
      communications to potential investors in reliance on Section 5(d) of the Securities Act in the future, the
      Company will provide to the Staff on a supplemental basis copies of all such written communications. The
      Company confirms that potential investors have not obtained, and will not retain copies of any such communication.

Risks Related to Our Business and Industry
If we were to be sued for product liability or professional liability....., page 16
8. We note your disclosure that similar to other Chinese companies, you do not carry product liability or professional liability insurance. Please briefly explain the relevant features of the China market that impact this decision.
      The Company has revised the disclosure on pages 16 and 17 of the Revised Draft Registration Statement in
      response to the Staff's comment.

Securities and Exchange Commission
December 9, 2019
Page 5 of 11

We rely on a limited number of suppliers, or in some cases, sole suppliers, for some of our laboratory equipment and supplies, page 19
9. We note your disclosure that you source sequencers, reagents and certain other laboratory supplies used in your laboratory operations from several sole suppliers. Your supply agreements appear to be material contracts. Please expand your disclosure in the Business section to provide the material terms of your material supply agreements, including each parties' rights and obligations, financial terms, term and termination provisions.
      Please also file your supply agreements as exhibits to your registration statement or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.
      In response to the Staff's comment, the Company has revised the disclosure on pages 19 and 129 to provide additional clarification. The Company further advises the Staff that:
           (i) The Company generally sources laboratory equipment and supplies from more than one supplier.
              These suppliers are typically trading companies which procure such equipment and supplies from a variety of manufacturers. There are a large number of manufacturers that are capable of supplying such equipment and supplies at similar qualities and prices. As such, the Company does not believe that its business is substantially dependent on any particular supplier.
          (ii) The company currently sources certain probes and reagents from a sole supplier. Purchases from this supplier accounted for 11.3%, 14.9% and 7.3% of the Company's total equipment and raw materials purchases in 2017, 2018 and the nine months ended September 30, 2019, respectively. There are multiple replacement suppliers that are capable of supplying the same supplies at similar qualities and prices. As such, the Company does not believe that this supplier is material to its business.
          (iii) As replacement suppliers are readily available, the Company does not enter into framework agreements with its suppliers; instead, it enters into short-term supply agreements with its suppliers on an as-needed basis, each specifying the quantity, quality, delivery and payment terms for the respective batch of laboratory equipment and supply the Company purchases. These agreements are entered into in the ordinary course of the Company's business and the Company's business is not substantially dependent on any of these supply agreements.
             Based on the foregoing, the Company does not believe that any of its supply agreements qualifies as a
             "material contract" as defined under Item 601(b)(10) of Regulation S-K which needs to be filed as an exhibit to the Revised Draft Registration Statement.

Risks Relating to Our ADSs and This Offering
Our dual-class structure with different voting rights will limit your ability to influence corporate matters...., page 53
10. We note your disclosure that each Class B ordinary share will be entitled to six votes. Please expand your disclosure to discuss the risk that future issuance of Class B shares may be dilutive to holders of Class A shares and that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices and the potential impact on the market price and liquidity of your ordinary shares.
     The Company has revised the disclosure on page 54 of the Revised Draft Registration Statement in response to the Staff's comment.

Securities and Exchange Commission
December 9, 2019
Page 6 of 11

Use of Proceeds, page 58
11. Please revise the discussion to disclose the estimated net amount of the proceeds broken down into each principal intended use, (i) research and development of our early cancer detection technologies,
    (ii) obtaining NMPA approvals for additional cancer genotyping products, including completing related clinical trials; and (iii) other general and administrative matters. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form
    20-F.
     The Company has revised the disclosure on page 58 of the Revised Draft Registration Statement in response to the Staff's comment. The Company respectfully advises the Staff that while the sufficiency of the net proceeds of the offering will depend on the size of the offering, the Company currently anticipates that the net proceeds will be sufficient for all the proposed purposes.

Capitalization, page 60
 12. We note on pages F-24 and F-36 that all of your outstanding preferred shares will convert automatically into ordinary shares in the event of a "Qualified IPO". Please revise your disclosures to clarify all of the stipulations of a "Qualified IPO" and explain why you believe that it is factually supportable that the outstanding preferred shares will automatically convert into ordinary shares.
     The Company respectfully advises the Staff that, pursuant to the Company's seventh amended and restated
     memorandum and articles of association and fourth amended and restated shareholders' agreement
     (collectively, the "Corporate Documents"), which were filed as Exhibit 3.1 and Exhibit 4.4 to the Draft
     Registration Statement, all preferred shares shall automatically be converted into fully-paid and non-
     assessable ordinary shares upon the closing of a Qualified IPO. A "Qualified IPO" refers to the closing of a firm commitment underwritten initial public offering of the ordinary shares (or securities representing ordinary shares) on a recognized exchange which meets the following requirements: (i) such closing shall take place on or prior to the third (3rd) anniversary of the original Series C issue date (i.e. January 31, 2019),
     (ii) the pre-offering valuation of the Company shall be at least US$1,442,496,338; and (iii) the post-offering public float shall not be less than 10% of the total issued capital of the Company.

Securities and Exchange Commission
December 9, 2019
Page 7 of 11

     The Company further advises the Staff that pursuant to the Corporate Documents, the requirement of
     Qualified IPO can be waived by the Company's shareholders without triggering any valuation adjustment mechanism. In the event that this offering does not meet the requirement of a "Qualified IPO", the Company expects its shareholders to waive such requirement so that all preferred shares will nonetheless be automatically converted into ordinary shares without any adverse impact on the Company's financials. As such, the Company does not believe that the stipulations of a "Qualified IPO" are meaningful disclosures for investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating Expenses
Selling and Marketing Expenses , page 76
13. We note your disclosure that selling and marketing expenses primarily consist of staff costs for personnel engaged in sales and marketing functions, travel and entertainment expenses and convention expenses.
    We further note your disclosure on page 80 that your selling and marketing expenses as a percentage of total revenues decreased in 2018 primarily due to economies of scale. Please expand your disclosure to discuss your compensation structure with your sales force. Refer to Item 5.A of Form 20-F. Additionally, please reconcile the description of selling and marketing expenses with your statement on page 80 that your general and administrative expenses increased in 2018 in part due to an increase in travel and entertainment expenses.
     The Company respectfully advises the Staff that its selling and marketing expenses primarily consist of staff costs for its sales and marketing personnel. Such staff costs are comprised of (i) fixed base salary (which accounted for 83%, 77% and 76% of total staff costs for sales and marketing personnel in 2017, 2018 and the nine months ended September 30, 2019, respectively), and (ii) performance-based bonuses linked to the
     Company's growth, which is determined by certain key-performance indicators such as annual sales volume. As the vast majority of such staff costs is fixed, the growth of the Company's revenues from 2017 to
     2018 outpaced the growth of such staff costs (i.e. increased economies of scale), which resulted in a decrease of selling and marketing expenses as a percentage of revenues.
     The Company has revised the disclosure on pages 77 and 83 of the Revised Draft Registration Statement in
     response to the Staff's comment.

Fair Value of Share Options, page 88
 14. We note that the estimated fair market value per ordinary share is a significant assumption in your share option grant valuation. Accordingly, please bridge for us the fair value per share determinations used for each option grant subsequent to December 31, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
     In response to the Staff's comment, the Company has revised the disclosure on page 92 of the Revised Draft
     Registration Statement to include the assumptions used to estimate the fair value of the share options granted in the nine months ended September 30, 2019. The Company acknowledges the Staff's request to bridge the fair value per share determination used for each option grant subsequent to December 31, 2018 to the estimated IPO price per share, and will supplementally provide the requested information to the Staff when the estimated IPO price range becomes available.

Securities and Exchange Commission
December 9, 2019
Page 8 of 11

Business
Overview, page 106
15. With respect to your early detection technologies, please briefly explain what you mean by "specificities of 96%." Similarly, please revise the graphics and expand your disclosure as appropriate on page 112 to provide appropriate context for an investor to evaluate the graphics. Please also briefly explain what you mean by a "capture-based" fully automated NGS library preparation system on page 106. Additionally, please revise your statement on page 123 that the testing success rate of your LungPlasma is 99.5%, on par with worldclass genomic testing companies to indicate how testing success rate is measured and the basis for your competitive claim.
     The Company has revised the disclosure on pages 110, 118, 119 and 129 of the Revised Draft Registration
     Statement in response to the Staff's comment. The Company respectfully advises the Staff that:
         (i) As disclosed on page 6 of the Revised Draft Registration Statement under "Conventions that apply to this prospectus", "specificity" refers to the percentage of people who test negative for a specific disease or condition among people who do not have the disease or condition.
         (ii) "Capture-based" enrichment method is one of the two major enrichment methods widely used for targeted DNA sequencing, where probe is used to "capture" specific genomic regions of interest for downstream sequencing. The other widely used method for targeted DNA sequencing is "amplicon-
              based" method where specific genomic regions are enriched by being amplified using primers around both ends of such regions.
         (iii) LungPlasmaTM' s testing success rate of 99.5% is calculated by dividing (x) number of clinical samples tested by LungPlasma that passed the Company's QC standards, including cfDNA extraction amount, pre-library quality, library quality and sequencing data quality (7,443 samples), by (y) total number of clinical samples tested by LungPlasmaTM (7,403 samples) in 2019. The Company believes that such testing success rate is on par with world-class genomic testing companies, such as Guardant
               Health (Nasdaq:GH), who reported a "test success rate of 99.6%" for Guardant360, the marketing leading comprehensive liquid biopsy test, in its annual report on Form 10-K filed on March 19, 2019.

Intellectual Property, page 124
16. We note your disclosure regarding your patent rights. For each of your material patents, please clearly disclose:
         applicable jurisdictions where patents are issued or where patent applications are pending;
         type of patent protection (e.g. composition of matter, use, or process); and

Securities and Exchange Commission
December 9, 2019
 Page 9 of 11

          the specific NGS-based cancer genotyping test or technology to which the patent relates and the patent expiration date or expected expiration date for patent application.
     The Company has revised the disclosure on pages 130 and 131 of the Revised Draft Registration Statement in
     response to the Staff's comment.

Note 1. Organization and Basis of Presentation , page F-10
17. We note here and throughout the filing that you consolidate Burning Rock (Beijing) Biotechnology Co.,
    Ltd. ("VIE") and the VIE's subsidiaries within your financial statements as of each balance sheet date and that those VIE agreements were amended on October 21, 2019. Please revise the filing to disclose the process by which you formed the VIE structure, including relevant chronological dates. Also, revise the filing to explain why you are consolidating this VIE and the VIE's subsidiaries as of each balance sheet date and how the amended agreements signed on October 21, 2019 impacted your consolidation conclusions.
     In response to the Staff's comment, the Company has revised the disclosure on pages F-10 to F-13 of the
     Revised Draft Registration Statement to explain why the Company is consolidating the VIE and its subsidiaries as of each balance sheet date and the impact of the amended agreements signed on October 21,
     2019 on its consolidation conclusions.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Revenue from central laboratory business, page F-20
18. We note that when you are expected to be entitled to a breakage amount, it is recognized as revenue in proportion to the pattern of rights exercised by the patient. Please revise the filing to explain how you estimate breakage in these situations and the significant judgments underlying those estimates. Refer to
    ASC 606-10-50-17.
     In response to the Staff's comment, the Company has revised the disclosure on pages 90, 91, F-20 and F-21 of the Revised Draft Registration Statement to explain how the Company estimates breakage in these situations and the significant judgments underlying those estimates.

Securities and Exchange Commission
December 9, 2019
Page 10 of 11

Revenue from in-hospital business, page F-21
19. We note that you recognize revenue on a net basis related to the provision of the facilitation services for the laboratory equipment sales to hospitals since you have determined that you are an agent. We also note that you purchase this laboratory equipment from third-party suppliers when the hospital makes a purchase request and resell the laboratory equipment to the hospital. Please explain in more detail how you have considered all of the requirements in ASC 606-10-55-36 through 55-40 to conclude that you are the agent in these transactions.
     The Company respectfully advises the Staff that the Company's performance obligation is to facilitate the hospitals and third-party suppliers to complete the purchase of laboratory equipment, which is not controlled by the Company prior to being transferred to the hospitals. The third-party suppliers are responsible for the installation of the laboratory equipment at the hospitals prior to acceptance. The third-party suppliers are also responsible for the maintenance of the laboratory equipment at their cost during the warranty period.
     Therefore, the Company concluded that it was not the principal based on the criteria in ASC 606-10-55-37A as it does not control the laboratory equipment before it is transferred to the hospital nor have the rights to direct the installation or maintenance services provided to the hospitals. Further, the Company did not meet the principal indicators in ASC 606-10-55-39 (a) and subparagraph 55-39
(b) as it was not primarily
      responsible for fulfilling the promise to provide the specified laboratory equipment to the hospitals, nor did it bear inventory risk before the specified laboratory equipment is transferred to the hospitals. While the
     Company has some discretion in establishing the price the customer pays for the specified goods or services, this indicator alone does not provide persuasive evidence that the Company controls the goods or services prior to transfer to the customer.


20. Please revise the filing to disclose if you have any warranty obligations or customer rights of return from the sales of reagent kits to hospitals. Refer to ASC 606-10-55-22 thru
55-35.
     In response to the Staff's comment, the Company has revised the disclosure on page F-21 of the Revised Draft
     Registration Statement to disclose that it has no customer rights of return from the sales of reagent kits to hospitals other than for defective products.

General
21. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
     The Staff's comment is duly noted. The Company will provide the Staff with proofs of all graphics, visual, or photographic information the Company intends to include in the printed prospectus as soon as it becomes available and prior to its use.

Securities and Exchange Commission
December 9, 2019
Page 11 of 11

             If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning
Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or William
Huang, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at
William.Huang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

                                                                       Very
truly yours,
                                                                       CLEARY
GOTTLIEB STEEN &
                                                                       HAMILTON
LLP
                                                                       By: /s/
Shuang ZHAO

    Shuang ZHAO, a Partner

cc: Leo Li, Chief Financial Officer, Burning Rock Biotech Limited
     Sebastian R. Sperber, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton
LLP
     Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
     Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
     William Huang, Partner, Ernst & Young Hua Ming LLP




                                                       ***